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                              June 3, 2021

       Sean Peace
       Manager
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, NC 27604

                                                        Re: RoyaltyTraders LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 21, 2021
                                                            File No. 024-11532

       Dear Mr. Peace:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed May 21, 2021

       Plan of Distribution and Selling Securityholders
       Price Discovery, page 14

   1. You disclose that auction bids will not be binding. Please explain how the planned auction will be able to set a
price without firm commitments. If the bids are binding, please explain how the auction
structure satisfies the rules applicable to solicitations of interest prior to the time the
offering statement is qualified, in particular Rule 255(b) of
                                                        Regulation A. In
addition, please explain how price discovery would work, including how bidders will know when
the bidding process begins and ends, and whether bidders will know what other bidders
are offering.
 Sean Peace
FirstName  LastNameSean Peace
RoyaltyTraders LLC
Comapany
June 3, 2021NameRoyaltyTraders LLC
June 3,
Page 2 2021 Page 2
FirstName LastName
Securities Being Offered, page 29

2. Please describe in greater detail the distributions to which holders of Royalty Share Units are entitled. Consider including an example to illustrate how the distributions will work.
General

3. Please provide us with a detailed legal analysis as to whether the Royalty Share Units are asset-backed securities. In providing your analysis, please consider
Item 1101(c) of
         Regulation AB, Section 3(a)(79) of the Exchange Act, and Regulation AB Compliance
         and Disclosure Interpretation 301.03.
4. Please disclose on the cover page that the price for the Royalty Share Units will be set by auction.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrew Stephenson